SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(a)

(Amendment No. 4)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

Phillip Frost, M.D.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-6511

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2	Page 2 of 6 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 44,977,797 Shares 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 44,977,797 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,977,797 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 50575Q 10 2	Page 3 of 6 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost-Nevada Investments Trust IRS I.D. #59-2749083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 44,977,797 Shares 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 44,977,797 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,977,797 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 50575Q 10 2	Page 4 of 6 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Gamma Investments Trust IRS I.D. #46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 44,977,797 Shares 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 44,977,797 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,977,797 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 50575Q 10 2	Page 5 of 6 Pages

SCHEDULE 13D

This Amendment No. 4 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”) and Frost-Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc., a Florida corporation (“Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

The source of funds for the acquisition of 31,902,320 shares of Common Stock from the Issuer as described in Item 4 was from the conversion of the Frost Note pursuant to the Amended Conversion Agreement. The source of funds for the acquisition of 11,111,111 shares of Common Stock from the Issuer as described in Item 4 was from the working capital of the Nevada Trust and the delivery of $3,555,279 principal aggregate amount of notes and accrued interest of the Issuer delivered to the Issuer for cancellation.

Item 4.	Purpose of Transactions

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 11, 2005, the Nevada Trust converted its $10,000,000 aggregate principal amount of senior convertible promissory notes of the Issuer, plus $2,760,928 of accrued interest thereon, into 31,902,320 shares of Common Stock at a conversion price of $0.40 per share pursuant to the Amended Conversion Agreement. On the same date, pursuant to the Amended Conversion Agreement, the Nevada Trust purchased 11,111,111 shares of Common Stock from the Issuer for $5 million, or $0.45 per share.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 50575Q 10 2	Page 6 of 6 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

(a) - (b) Each of the Reporting Persons is the beneficial owner of 44,977,797 shares of Common Stock of the Issuer. This amount represents (i) 43,013,431 shares of Common Stock held by the Nevada Trust, (ii) 20,000 shares of Common Stock issuable upon exercise of currently exercisable options held by Dr. Frost, (iii) 1,844,366 shares of Common Stock held by the Gamma Trust and (iv) 100,000 shares of Common Stock issuable upon exercise of the Frost Warrant held by the Gamma Trust. Each of the Reporting Persons is the beneficial owner of approximately 37.34% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 120,448,541 shares of Common Stock outstanding as of March 15, 2005, and assumes the exercise of the Frost Warrant and the options held by Dr. Frost.

The securities discussed above are owned of record by one or more of such Reporting Persons. As the sole trustee of the Gamma Trust and the Nevada Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust and the Nevada Trust, respectively, by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trusts. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2005

/s/ Phillip Frost
Phillip Frost, M.D.

FROST-NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Phillip Frost, Trustee